82-51

TransCanada
In business to deliver
TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7678
fax 403.920.2467
email nicole_folwell@transcanada.com
web www.transcanada.com

September 16, 2002

PROCESSED
SEP 24 2002
P
THOMSON
FINANCIAL

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 18 2002
WASH. D.C. 16

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada PipeLines Limited

Please find enclosed a copy of a news release which was issued by TransCanada PipeLines Limited on the Canada News Wire Network on September 16, 2002. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

N. Folwell
Nicole Folwell
Corporate Legal Assistant
/ncf
Enclosures

dlw 9/19

TransCanada
In business to deliver™

NewsRelease

TransCanada Files 2003 Mainline Tolls Application and Requests Review of Fair Return Decision

CALGARY, Alberta – September 16, 2002 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited today announced it has filed an application with the National Energy Board (NEB) for tolls on its Canadian Mainline natural gas transmission system. TransCanada requested the tolls be effective January 1, 2003 upon expiry of currently approved tolls.

In its tolls application, TransCanada seeks approval of a new Southwest tolling zone from the Alberta border to Dawn, Ontario, to enhance the competitiveness of tolls to this market area. The company has also requested an increase in the bid floor price for Interruptible Transportation (IT) Service to address migration from Firm Transportation Service to lower priced IT Service and an increase in depreciation rates to better reflect the risk of recovery of its investment in the Canadian Mainline. In addition, the continuation of current incentives that provide financial and operational benefits to TransCanada and its customers is being pursued.

TransCanada also filed today, a request with the NEB for a review and variance of its RH-4-2001 Decision on TransCanada's Fair Return application issued June 21, 2002.

"We remain disappointed with the NEB's Decision on our Fair Return application. We have concerns about the long-term implications of a financial return that discourages investment in existing gas transmission systems," said Hal Kvisle, TransCanada's chief executive officer. "In our opinion, the decision does not recognize the long-term business risks of our Canadian Mainline. Therefore, we are asking the NEB to reconsider this matter."

The complete applications can be found on the National Energy Board's Web site at www.neb-one.gc.ca.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls, manages or is constructing facilities for approximately 2,250 megawatts of power -- an amount of power that can meet the needs of

more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911